Exhibit 99.1

News Release

For Immediate Release

Stantec completes acquisition of mining engineering firm McIntosh Engineering

EDMONTON AB (July 2, 2008) TSX:STN; NYSE:SXC

North American design firm Stantec has added a mining practice to its service offering by completing the acquisition of McIntosh Engineering (McIntosh). With more than 200 employees principally located in Tempe, Arizona, and Sudbury and North Bay, Ontario, McIntosh serves many of the largest, deepest, and most technically challenging mines in the world. In 2007 McIntosh gross revenues were approximately C$32 million.

“With the McIntosh team joining Stantec we gain a foothold in the active mining sector,” says Tony Franceschini, Stantec President & CEO. “McIntosh adds the experience we need to start growing our presence in that sector and gives us the ability to offer a complete package of environmental, scientific, engineering, and project management services to McIntosh’s existing clients.”

McIntosh is a leader in underground mining engineering and services range from mine conceptualization through mine feasibility, detail engineering and design for construction, procurement and construction management. The firm’s specialties include underground mining methods, mine development, deep shafts, materials handling systems and complete infrastructure in support of underground operations.

“We are excited about the opportunities that joining Stantec will bring to our employees and clients,” says Scott McIntosh, President & CEO who will continue with Stantec as Vice President. “Over the past couple months we have learned more about the vast array of complementary services within Stantec that we can now offer to our clients. In addition, our employees are gaining access to expanded technical resources and career development opportunities that a North American firm like Stantec can provide.”

Focusing on underground mining, McIntosh literally wrote the book on underground hard rock mining, producing The Hard Rock Miner's Handbook which contains twenty-nine chapters covering geology through mining, mine development, infrastructure, and mineral processing.

For more information visit http://announcements.stantec.com/mcintoshengineering

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 9,000 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com	McIntosh Contact Scott McIntosh McIntosh President & CEO Tel: (480) 831-0310 SLMcIntosh@McIntoshEngineering.com

One Team. Infinite Solutions.